Contact

www.linkedin.com/in/jason-redman-b8324210 (LinkedIn)
www.combatwoundedcoalition.org (Company)

Top Skills

Military

Security Clearance

Navy

Languages

Spanish

Publications

The Trident: The Forging and Reforging of a Navy Seal Leader

Jason Redman

National and International Leadership/Resilience Speaker
Chesapeake, Virginia, United States

Summary

Experienced Founder with a demonstrated history of working in leadership and management consulting industry. Skilled in Leadership, Team Building, Crisis Management, Emergency Management, Intelligence, and Operational Planning. Strong business development professional with a BS in Business Administration focused in Business Administration and Management, General from Old Dominion University.

Experience

TurboVets, Inc.
Vice President of Outreach and Communication
January 2025 - Present (2 months)

Turbo Vets will revolutionize the way we manage veteran disability and benefits using technology and AI. TurboVets, Inc., launched in August 2024, is a Texas-based stealth-mode company dedicated to empowering veterans through innovative technology. It represents the largest shared mission ever assembled, uniting military leaders, special forces, and high-profile business leaders to address the critical needs of our amazing nation's veterans.

Leveraging AI-driven automation, analytics, and industry expertise, TurboVets streamlines access to resources, benefits, training, and networking opportunities, helping veterans achieve their career, educational, and personal goals faster and more impactful than ever before.

Patriot Hard Seltzer
Vice President Marketing
June 2023 - Present (1 year 9 months)

SOF Spoken
Founder and CEO
November 2013 - Present (11 years 4 months)

Jason Redman founded SOF Spoken around the idea that leadership is forged by experience in the most difficult moments, hence the SOF Spoken motto - Forged by Fire, Excellence through adversity. He speaks to companies, organizations, federal and local law enforcement on topics addressed and tailored specific to the audience - such as the Overcome Mindset, Leadership, Teamwork, Decision making, Mission Process, Crisis Management, Success through change, and finding balance.

Jason Redman has spoken to many companies such as Nascar, Marriott, NFL Cincinnati Bengals, 2010 US Mens Olympic Hockey Team, NCIS, IBM, CH Robinson and has been seen on Fox News and the Huckabee Show.

CEOWORLD magazine
Opinion Columnist
November 2020 - November 2024 (4 years 1 month)

Honored to have my most recent article, Surviving Life's Ambushes, highlighted in CEO World magazine. CEOWorld has more than 12.4 million page views and is the world's leading business magazine written for CEOS, CFOS, top managers, investors, executives and business leaders. With all the chaos and ambushes in 2020, I can't think of a better time to get a mindset of "Getting off the X" as quickly as possible when adversity hits!

Combat Wounded Coalition
CEO and Founder, Combat Wounded Coalition - Home of Wounded Wear
May 2009 - January 2019 (9 years 9 months)
Chesapeake, VA

To optimize the potential of combat-wounded warriors and families of the fallen by mitigating the effects of trauma, expanding personal capabilities and inspiring our Heroes to find individual, unique purpose to create the life and future they desire.

US Navy
Naval Officer
September 1992 - August 2013 (21 years)

_____

Education

Old Dominion University
BS, Management · (2001 - 2004)

Old Dominion University

BS Business Administration, Business Administration and Management, General · (2001 - 2004)